CRUDE CARRIERS CORP. SCHEDULES SPECIAL MEETING OF SHAREHOLDERS ON SEPTEMBER 20, 2011
ATHENS, Greece — August 8, 2011 — Crude Carriers Corp. (“Crude Carriers” or the “Company”) (NYSE: CRU), has scheduled a Special Meeting of Shareholders, scheduled to be held on September 20, 2011 at 11:00 AM (Athens, Greece time) at Crude’s offices at 3 Iassonos Street, Piraeus, 18537 Greece. The record date for shareholders entitled to receive notice of the meeting is August 15, 2011.
As announced on May 5, 2011, Capital Product Partners L.P (“CPLP”) entered into a definitive agreement to merge with Crude Carriers in a unit for share transaction. The exchange ratio was set at 1.56 CPLP common units for each Crude Carriers share. CPLP will be the surviving entity in the merger and will continue to be structured as a master limited partnership, but will remain a corporation for US tax purposes and unit holders will continue to receive the standard 1099 form. The merger must be approved by: (i) holders of a majority of the voting power of the shares of Crude common stock and Crude Class B stock outstanding and entitled to vote at the Special Meeting, voting together as a single class; (ii) by the sole holder of the shares of Crude Class B stock outstanding and entitled to vote at the Special Meeting, voting as a separate class; and (iii) by the holders of a majority of the voting power of the shares of Crude common stock outstanding and entitled to vote at the Special Meeting that are held by the Unaffiliated Shareholders, voting as a separate class, such majority being 49.45% or more of the outstanding shares of Crude common stock. With respect to the merger, Evangelos M. Marinakis, Chairman of the Board and CEO of Crude, Ioannis E. Lazaridis, President of Crude, Gerasimos G. Kalogiratos, CFO of Crude, and Crude Carriers Investment Corp, the holder of all of the outstanding shares of Crude Class B stock, have entered into a support agreement pursuant to which they have agreed to vote their shares in favor of the merger. Assuming the requisite shareholder approval is received, Crude expects that the merger will occur during the third quarter of 2011.
Shareholders of record at the close of business on August 15, 2011 are entitled to receive notice of, and to vote at, the annual meeting, or any adjournments thereof. Formal notice of the meeting and the Company’s proxy statement will be sent to shareholders of the Company in due course.

Important Information For Investors And Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between Crude Carriers and CPLP will be submitted to the shareholders of Crude Carriers for their consideration. CPLP has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that includes a proxy statement of Crude Carriers that also constitutes a prospectus of CPLP. Crude Carriers and CPLP also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CRUDE CARRIERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Crude Carriers, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Crude Carriers will be available free of charge on Crude Carriers’ website at www.crudecarrierscorp.com under the tab “Investor Relations” or by contacting Crude Carriers’ Investor Relations Department at (212) 661-7566.
Crude Carriers and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Crude Carriers in connection with the proposed transaction. Information about the directors and executive officers of Crude Carriers is set forth in its Annual Report on Form 20-F, which was filed with the SEC on April 18, 2011. This document can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
About Crude Carriers Corp.
Crude Carriers Corp. (NYSE: CRU) is a Marshall Islands corporation focusing on the maritime transportation of crude oil cargoes. The company owns a modern, high specification fleet of crude oil tankers, which currently comprises two VLCC (Very Large Crude Carrier) and three Suezmax tankers. The Company’s fleet is employed in the crude oil spot tanker market. Crude Carriers Corp.’s common shares trade on The New York Stock Exchange under the symbol “CRU”.

For further information please contact:
Company Contacts:
Ioannis Lazaridis, President
Tel: +30 (210) 4584 950
E-mail: i.lazaridis@crudecarrierscorp.com

Jerry Kalogiratos, Chief Financial Officer
Tel: +30 (210) 4584 950
E-mail: j.kalogiratos@crudecarrierscorp.com
Investor Relations / Media:
Nicolas Bornozis, President
Matthew Abenante
Capital Link, Inc.
230 Park Avenue — Suite 1536
New York, NY 10160, USA
Tel: (212) 661-7566
Fax: (212) 661-7526
E-mail: crudecarriers@capitallink.com
www.capitallink.com